EXHIBIT 99.1

Endeavour Silver Reports Multiple High Grade Infill Drill Intercepts and Files Prefeasibility Study Technical Report for the Terronera Mine Project, Jalisco, Mexico

VANCOUVER, British Columbia, Sept. 19, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) reports that infill drilling within the Terronera vein system on the Terronera property in Jalisco State, Mexico (view Terronera map here) has intersected high grade silver-gold mineralization in an additional 17 drill holes.

Drilling highlights include three high grade vein splays, totaling 12.3 metres (m) accumulated thickness, intersected in hole TR11-8, the best of which returned 1,297 grams per tonne (gpt) silver and 0.9 gpt gold over a 6.1 m true width (39.9 oz per short ton (opT) silver equivalent (AgEq) over 20.0 feet (ft) (see Terronera long section here).

All 17 drill holes were targeted to fill gaps in the drill pattern, with the goal to upgrade one million tonnes of inferred resources to measured and indicated resources so they can be included in the mine plan for Terronera, and to expand the inferred resources at depth.  Mineralization in the Terronera vein has been intersected over 1400 m long by 500 m deep, and it remains open at depth.

Drilling highlights are summarized in the following table of drill results.

Hole	Structure	From	True width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
TR01-4	Terronera	303.40	2.3	1.4	147	253
	Including	303.40	0.6	0.7	379	435
TR09-7	Terronera	556.60	3.9	2.6	86	284
	Including	557.35	0.2	4.5	275	612
TR09-9	Terronera	366.25	3.4	2.1	136	296
	Including	371.40	0.5	5.9	189	629
TR10-7	Terronera	595.05	1.1	2.7	94	297
	Including	595.05	0.4	4.6	149	492
TR10-8	Terronera	387.75	3.3	0.9	782	847
	Including	393.00	0.1	8.8	9,810	10,466
TR11-7	Terronera	283.45	5.3	1.2	783	874
	Including	290.40	0.3	2.6	3,880	4,074
TR11-8	HW Terronera	314.80	2.4	1.2	189	279
	Including	314.80	0.6	1.0	327	404
	Terronera	331.00	4.2	0.7	524	575
	Including	335.75	0.5	1.1	1,175	1,259
	FW Terronera	351.40	6.1	0.9	1,297	1,.367
	Including	351.90	0.5	1.8	6,660	6,792
TR12-7	Terronera	359.75	3.7	2.6	65	261
	Including	368.10	0.1	3.5	114	379
	FW Terronera	412.85	7.7	4.8	169	526
	Including	419.45	0.4	21.8	604	2,239
TR12-8	Terronera	527.80	9.8	2.4	197	378
	Including	540.75	0.2	6.6	3,420	3,913
	FW Terronera	544.15	1.4	1.1	44	129
	Including	544.15	0.3	4.5	10	346
TR12-9	Terronera	594.50	3.7	4.5	102	443
	Including	596.80	0.5	11.8	225	1,106
TR13-8	Terronera	541.40	8.0	3.0	85	310
	Including	544.30	0.1	9.6	32	753
	FW Terronera	558.35	1.1	2.5	156	347
	Including	558.95	0.6	3.6	183	454
TR13-9	Terronera	587.95	5.6	7.1	185	721
	Including	592.35	0.3	29.3	573	2,771
TR16-10	Terronera	379.10	2.9	3.6	134	403
	Including	379.90	0.6	9.5	267	980
TR17-6	Terronera	351.00	4.6	3.1	131	365
	Including	356.60	0.2	12.7	368	1,317
TR17-7	HW Terronera	273.95	8.2	3.4	49	301
	Including	280.60	0.4	12.9	171	1,139
	Terronera	388.70	2.7	5.3	188	587
	Including	389.20	0.4	12.5	321	1,259
TR18-7	HW Terronera	310.10	8.7	6.2	90	556
	Including	312.70	0.7	17.2	227	1,513
	Terronera	400.60	7.0	2.3	93	263
	Including	410.75	0.3	17.3	389	1,683
TR19-7	HW Terronera	274.10	1.8	13.2	340	1,330
	Including	275.25	0.5	32.0	820	3,220
	Terronera	322.50	1.4	2.9	156	377
	Including	324.00	0.3	4.0	219	517

Silver equivalents are calculated at a ratio of 75:1 silver: gold.  All widths are estimated true widths.

Luis Castro, Vice President, Exploration for Endeavour Silver, commented, “These infill drill results helped us meet our goal this year to increase our measured and indicated resources.  The high silver and gold grades, excellent continuity of mineralization and significant exploration upside to expand the resources reinforce our view that Terronera has the potential to become the next key asset for the Company.”

The 2018 infill drill program is now complete with 32 holes totaling 18,774 m, more than the 10,000 m originally planned but less than the revised plan of 20,000 m, as the program goals were attained. A revised resource and reserve estimate will now be prepared for release in Q1, 2019 and the mine plan will be modified to accommodate the newly defined resources. These 2018 drill results for Terronera, were not included in the 2018 updated Terronera Preliminary Feasibility Study, additionally see Endeavour Silver News Release dated June 27, 2018.

Technical Report

The Company filed the technical report titled “NI 43-101 and NI 43-101F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (“Terronera PFS”) prepared by Smith Foster and Associates with an effective date of August 7, 2018 and dated September 17, 2018.  See Endeavour Silver News Release dated August 30, 2018 for details of the 2018 Terronera PFS.    The complete report is available and can be viewed on SEDAR at www.sedar.com and on the Company’s website, under the Mining Assets, Development section. Today’s drill results and the results announced on June 27, 2018 are not included in the 2018 Terronera PFS.

Qualified Person

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting 10.2-11.2 million oz silver equivalent production in 2018. Endeavour is currently commissioning its fourth mine at El Compas, advancing a possible fifth mine at the Terronera mine project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018, the timing and results of various future activities, the reliability of mineral resource estimates, the economic analysis and proposed development of the Terronera mine.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, the reliability of Terronera mineral resource and reserve estimates, economic analysis and estimates for the Terronera, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the reliability of mineral resource and reserve estimates and economic analyses for the Terronera mine, the continued operation of the Company’s mines, no material adverse change in the market prices of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.